December 4, 2012

PERSONAL AND CONFIDENTIAL

Jeffrey Ross

Re: Employment Agreement

Dear Jeffrey:

We are very pleased to offer you a full-time position with Velti, Inc. (the “Company”) as a Chief Financial Officer, CFO at our offices in San Francisco, starting on January 1, 2013. The Company reserves the right to assign your employment to any of its subsidiaries or affiliated entities, as it deems necessary or appropriate. We trust that your knowledge, skills and experience will be among our most valuable assets.

Please find below a brief description of the compensation and benefits that will be provided to you in conjunction with your employment, as well as the terms and conditions that govern our employment relationship. Please note that the Company may, in its discretion, change its benefit plans from time to time.

Base Pay: You will be paid a monthly base salary of $29,166 which is equivalent to $350,000 on an annualized basis. As an exempt employee, you will not be eligible to receive any overtime pay. You will be paid in accordance with the Company’s regular payroll schedule on the 15th and last day of the month, and your base pay will be subject to applicable tax and other withholdings.

Performance Bonus: You will be eligible to earn an annual discretionary performance bonus (calendar year) of up to $175,000, based upon your achievement of performance targets determined by the Company and the Company’s achievement of its financial and other goals. The determination of whether you earn an annual bonus as well as the amount and composition (cash or immediately vesting shares) of any bonus will be determined by the Company in its sole discretion. You must be employed by the Company on December 31 of the applicable year in order to be eligible to earn any bonus. If you resign from your employment prior to the bonus payment date, you will not earn or receive any bonus for the prior year.

First Year Equity Award: Subject to the approval of the Board, you will be awarded an initial equity award of 100,000 Company restricted shares. Provided you remain employed by the Company, the awards will vest over a four-year period, with 25% vesting on each of the first four anniversaries of the award grant date.

You shall become eligible for additional yearly equity grants in the future as part of our annual appraisal and salary review process, based upon your performance and other relevant criteria up to a value of $750,000 payable in Company ordinary shares with such number of shares determined based upon the Black-Scholes valuation at the time of grant based. Determinations to grant additional equity awards (as well as the value of any such awards) are made by the Company in its sole discretion and are subject to the approval of the Board, the Remuneration Committee of the Board, or the Share Award Committee.

Sign on Equity Award: You will also be awarded an additional equity award of 100,000 deferred share units. The award will be made in accordance with the Company’s 2009 US Employee Share Incentive Plan (as amended and restated through the date of grant) (the “Plan”). As a condition of your option grant, you will be required to sign the Company’s standard form of deferred share unit agreement, and the award will be subject to the terms and conditions of the Plan and the Applicable agreement. Provided you remain employed by the Company, the award will vest over a four-year period, with 25% vesting on each of the first four anniversaries of the award grant date.

Paid Time Off: You will be subject to the Company’s vacation and time off policy as applied to all other employees of the Company at the same grade level within the Company as you. Currently, under such policy, although Velti believes that taking time off for relaxation, vacation and other personal needs is essential to the health and productivity of every employee, Velti no longer has a vacation policy for its exempt US employees at your grade level and above. As a result, you will not earn vacation or have a vacation accrual balance. You will be paid your regular base salary at all times while you are actively employed by Velti (including while on Velti holidays). If you wish to take time off from work for purposes of relaxation, vacation, or other personal reasons, you may do so with the prior approval of your supervisor, and you will continue to be paid your base salary during the approved time of period.
Approval of an employee’s request for time off will be subject to the terms of the Company’s Vacation Policy and will be based on your supervisor’s review of appropriate business considerations including, without limitation, the needs of your business unit, your work performance and workload, your ability to meet your work commitments and duties, and the amount of time off previously taken by you.
As an exempt U.S. employee, you will earn 10 days of paid sick time off per calendar year (.833 days per month from the start of employment) up to a maximum accrual of 10 days. Sick leave is subject to the terms and conditions of the Company’s Sick Time Off Policy.
Healthcare Plan: The Company will provide you with the opportunity to participate in its group health insurance plan currently available to other similarly situated employees, subject to any eligibility requirements imposed by such plan(s).

Phone, Computer, Internet, and Travel Expenses: Documented and reasonable business expenses will be reimbursed on a monthly basis in accordance with Company policy as established and/or modified from time to time.

Proof of Right to Work: For purposes of federal immigration law and as a condition of your employment, you will be required to complete a Form I-9 and provide the Company with sufficient documentation establishing your identity and eligibility to work in the United States within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

Non-Disclosure Agreement: As a condition of your employment, on or before your start date, you must sign and return to the Company a copy of its Employee Non-Disclosure and Invention Assignment Agreement (the “ENIAA” or the “Restrictive Covenant Agreement”) prior to your employment start date, which provides for standard confidentiality, non-solicitation and assignment of inventions obligations in favor of the Company. In addition, for purposes of federal immigration law, on or before your start date, you must provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Your failure to timely execute such Restrictive Covenant Agreement and/or provide adequate documentation will result in your immediate termination for Cause.
Termination of Employment: Our employment relationship is “at-will.” You may terminate your employment with the Company for any reason. Subject to the remainder of this Section, the Company may terminate your employment at any time and for any reason whatsoever, with or without cause or advance notice.
Termination Without Cause or Following a Change in Control
Severance: Notwithstanding the at-will relationship, if your employment is terminated by the Company without Cause or within one year following a Change in Control (and other than as a result of your death or disability), and such termination is deemed to be a “separation from service” (within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended, and any successor statute, regulation and guidance thereto (“Section 409A”)), you will be eligible to receive the following severance benefits for a period of 6 months (the “Severance Period”) following your termination: (a) severance payments at your monthly base salary rate in effect as of your date of termination, payable in equal installments during the Severance Period in accordance with the Company’s payroll practices at the time; and (b) subject to, and contingent upon, your timely election to continue group health plan benefits pursuant to the terms, conditions and requirements of COBRA (if and only to the extent applicable) and/or any applicable state law governing continuation coverage of group health plan benefits, and your continued eligibility for such benefits, payment by the Company of the monthly insurance premiums necessary to continue such group health coverage for you and/or your dependents (if and as applicable) during the Severance Period. Your eligibility to receive the foregoing severance benefits is conditioned upon (c) your entering into and not revoking a general release of all claims and Restrictive Covenant Agreement, in form acceptable to the Company in its sole discretion, within the time period required by the Company, but in no event later than 45 days following your termination date, and (d) your compliance with the obligations under a Restrictive Covenant Agreement to be entered into as a condition to receiving such severance benefits. In the event you breach the obligations under such Restrictive Covenant Agreement, you will have no right to receive, and the Company shall not pay you, any severance benefits following the date of such breach. Such cessation of payments shall be in addition to, and not in lieu of, any and all other remedies, whether at law or in equity, available to the Company for such breach.
In addition, notwithstanding any provision to the contrary contained in any plan or agreement evidencing an equity award granted to you, but subject to compliance with the provisions of Section 40A of the U.S. Internal Revenue Code as amended (“Section 409A”), the vesting and exercisability of your outstanding equity awards shall be accelerated fifty percent immediately prior to but conditioned upon the consummation of a Change in Control of the Company (assuming for the purpose of determining the extent of such acceleration, if applicable, that fifty percent (50%) of the target level of performance has been achieved on any performance-based awards), provided that you remain an employee with the Company immediately prior to the Change in Control. Should your employment be terminated without Cause within 12 months following a Change in Control of the Company, the vesting, exercisability and settlement of each of your outstanding equity awards which were not otherwise accelerated shall be accelerated in full so that each equity award held by you shall be immediately exercisable and fully vested (and, in the case of Restricted Share Units or Deferred Share Units, performance shares, performance units and similar share-based compensation, shall be settled in full), as of the date on which the release required to be signed you becomes effective (provided, however, that with respect to Section 409A Deferred Compensation, the effective date of the vesting and settlement shall be the date which is sixty (60) days following your termination without Cause within 12 months after a Change in Control), and you shall have a period of twelve (12) months following the date of such termination following a Change in Control to exercise any of your vested share options.
For purposes of this Agreement, “Cause” means: (i) your conviction of, guilty or no contest plea to, or public confession of guilt to, a felony; (ii) an act or omission by you which constitutes fraud, gross negligence or willful misconduct, or dishonesty which is materially injurious to the Company’s business, prospects or reputation; (iii) a failure by you to substantially perform your duties or failure to comply with any lawful directive of the Board consistent with your position and duties; (iv) your material breach of this Agreement or your Restrictive Covenant Agreement; (vi) your willful disclosure of the Company’s confidential or proprietary information; (vii) a material breach of any agreement between you and the Company, including this Agreement; (viii) a material violation of any Company policy; (ix) your death or Complete Disability or (x) the taking by you of any action on behalf of the Company or any of its affiliates without appropriate authority to take such action, which either singularly or combined with any other action(s) is materially harmful to the Company or any of its affiliates.
“Change in Control” means the occurrence of any of the following: (i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than a trustee or other fiduciary holding securities of the Company under an employee benefit plan of the Company, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person) “beneficial ownership” (as defined in Rule 13d 3 promulgated under the Exchange Act), directly or indirectly, of ordinary shares of the Company representing more than fifty percent (50%) of the total combined voting power of the Company’s then outstanding ordinary shares entitled to vote generally in the election of directors; (ii) the Company is party to a merger or consolidation which results in the holders of the ordinary shares of the Company outstanding immediately prior thereto failing to retain immediately after such merger or consolidation direct or indirect beneficial ownership of more than sixty percent (60%) of the total combined voting power of the shares entitled to vote generally in the election of directors of the Company or the surviving entity outstanding immediately after such merger or consolidation; (iii) the sale or disposition of all or substantially all of the Company’s assets or consummation of any transaction having similar effect (other than a sale or disposition to one or more subsidiaries of the Company); or (iv) the shareholders of the Company or the Board approve a plan of complete liquidation or dissolution of the Company;
provided, however, that a Change in Control shall be deemed not to include a transaction described in subsections (i) or (ii) of this Section in which a majority of the members of the board of directors of the continuing, surviving or successor entity, or parent thereof, immediately after such transaction is comprised of directors who were members of the Board immediately prior to consummation of such transaction. Notwithstanding the foregoing, to the extent that any amount constituting deferred compensation pursuant to and not exempted from the requirements of Section 409A of the Internal Revenue Code, as amended, would become payable pursuant hereto by reason of a Change in Control, such amount shall become payable only if the event constituting a Change in Control would also constitute a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company within the meaning of Section 409A of the Internal Revenue Code, as amended.
Termination without Cause or within one year following a Change in Control includes a termination by the Company of your employment for any reason other than Cause, or your resignation for Good Reason, provided that such resignation occurs no later than thirty (30) days following the expiry of the 30 day notice period following the initial occurrence of the condition constituting Good Reason.
For purposes hereof, “Good Reason” means the occurrence of any of the following conditions without your informed written consent, which condition(s) remain(s) in effect fifteen (15) days after written notice to the Company from you of such condition(s) and which notice must have been given within thirty (30) days following the initial occurrence of such condition(s): (i)    a material diminution in your title, authority, duties or responsibilities, causing your position to be of materially lesser rank or responsibility within the Company or an equivalent business unit of its parent, as measured against your authority, duties or responsibilities at any time during the ninety (90) day period prior to the date on which the required notice of Good Reason is delivered by you; (ii)    a material decrease in your base salary or long-term or other incentive compensation opportunity (subject to applicable performance requirements with respect to such incentive compensation opportunity earned and paid); or (iii)    the relocation of your work place for the Company to a location that increases the regular commute distance between your residence and work place by more than fifty (50) miles (one-way).
Notwithstanding any other provision with respect to the timing of payments under this section, if, at the time of your termination, you are deemed to be a “specified employee” (within the meaning of Section 409A) of the Company, then only to the extent necessary to comply with the requirements of Section 409A, any payments to which you may become entitled under this section which are subject to Section 409A (and not otherwise exempt from its application) will be withheld until the first business day of the second month following the termination of your employment hereunder, at which time you shall be paid an aggregate amount equal to withheld payments otherwise due to you under the terms of this Section during the initial 1-month period following your termination.
General Obligations: As an employee, you will be expected to adhere to all of the Company’s policies, and to conduct yourself in accordance with the Company’s standards of professionalism, loyalty, integrity, honesty, reliability and respect for all. The Company does not permit, and will not tolerate, the unlawful discrimination or harassment of any of its employees or contractors on the basis of sex, race, color, religion, age, national origin or ancestry, marital status, veteran status, mental or physical disability, medical condition, sexual orientation, pregnancy, childbirth or related medical condition, or any other status protected by applicable law.

You agree that you will at all times, to the best of your ability and experience, loyally and conscientiously perform all of the duties and obligations required of and from you pursuant to the express and implicit terms hereof to the reasonable satisfaction of the Company. During the term of your employment, you agree that (i) you will devote all of your business time and attention to the business of the Company, (ii) the Company will be entitled to all of the benefits and profits arising from or incident to all such efforts by you, (iii) you will not render commercial or professional services of any nature to any person or organization, whether or not for compensation, without the prior written consent of the Company’s Chief Executive Officer or Senior Vice President of Human Resources, and (iv) you will not directly or indirectly engage or participate in any business that is competitive in any manner with the business of the Company.

Entire Agreement and Modification: You acknowledge that this letter agreement, along with the other agreements referenced above, constitutes the entire agreement between you and the Company concerning our employment relationship. Unless they are expressly included in this letter agreement, no verbal, written, or implied agreements, promises or representations are or will be effective or binding upon the Company. This letter agreement may not be modified or amended except by a subsequent written agreement between the parties signed by you and an authorized officer of the Company. Notwithstanding the previous sentence, the Company may change your position, duties, compensation, or benefits from time-to-time as it deems necessary or appropriate.

Duties to Third Parties: The Company is an ethical competitor, and will not tolerate any unlawful activities by its employees in connection with the performance of their duties for the Company. By accepting this offer, you represent and warrant that you are able to perform your duties for the Company without breaching any legal obligations that you have to any third party, including any obligations to your current or former employers. You agree that you will not, in the course of your employment with the Company, use any proprietary information of any third party, including your current or former employers. This offer of employment will remain open until the close of business on September 10, 2012. If this offer is not accepted at or before that time, it will expire and be of no further force or effect.
We are delighted to be able to extend you this offer of employment and look forward to welcoming you aboard. To accept this offer, please sign and date the enclosed copy of this letter where indicated below and return it to me.

Your immediate supervisor will be Alex Moukas, Chief Executive Officer. Please feel free to call me if you have questions or concerns at 617-953-9677.

Yours sincerely,

/s/ Alex Moukas
Alex Moukas
Accept Job Offer

I agree to and accept employment with Velti USA on the terms and conditions set forth in this agreement. I understand and agree that my employment with the Company is at-will.

Signature:	/s/ Jeffery G. Ross	Date:	December 10, 2012